RSE ARCHIVE, LLC

250 Lafayette Street, 2nd Floor

New York, NY 10012

November 19, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.: Scott Anderegg

Re:RSE Archive, LLC
Post-Qualification Amendment No. 38
Filed November 18, 2021
File No. 024-11057

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendment to the Offering Statement on Form 1-A for RSE Archive, LLC, a Delaware limited liability company, be declared qualified by the Securities and Exchange Commission as of 09:00 AM Eastern Time on Monday, November 29, 2021.

We request that we be notified of such qualification by a telephone call or email to Max Niederste-Ostholt, at 212-729-3820 or max@rallyrd.com.

Very truly yours,

/s/ George J. Leimer

Chief Executive Officer of Rally Holdings LLC,

the Managing Member of RSE Archive Manager, LLC,

the Managing Member of RSE Archive, LLC

cc:

Max Niederste-Ostholt, Chief Financial Officer, Rally Holdings LLC

Timothy Gregg, Esq., Maynard, Cooper & Gale, P.C.